Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended September 30, 2017

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the period ended September 30, 2017

Cenovus Energy Inc.	2	For the period ended September 30, 2017

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the periods ended September 30,

($ millions, except per share amounts)

		Three Months Ended		Nine Months Ended
	Notes	2017	2016	2017	2016
			(Restated) (1)		(Restated) (1)

Revenues	1
Gross Sales		4,453	2,949	12,102	7,689
Less: Royalties		67	4	138	7
		4,386	2,945	11,964	7,682
Expenses	1
Purchased Product		1,667	1,917	5,981	4,903
Transportation and Blending		1,083	428	2,534	1,224
Operating		523	299	1,343	913
(Gain) Loss on Risk Management	23	496	(27)	9	298
Depreciation, Depletion and Amortization	7,13	552	247	1,181	692
Exploration Expense	7,12	1	1	1	2
General and Administrative		116	71	217	225
Finance Costs	5	191	97	458	292
Interest Income		(32)	(27)	(59)	(45)
Foreign Exchange (Gain) Loss, Net	6	(350)	45	(836)	(338)
Revaluation (Gain)	4	-	-	(2,524)	-
Transaction Costs	4	1	-	56	-
Re-measurement of Contingent Payment	4,15	(43)	-	(109)	-
Research Costs		6	5	15	30
(Gain) Loss on Divestiture of Assets		(1)	5	-	6
Other (Income) Loss, Net		(2)	5	(4)	7
Earnings (Loss) From Continuing Operations Before Income Tax		178	(121)	3,701	(527)
Income Tax Expense (Recovery)	9	(110)	(66)	621	(277)
Net Earnings (Loss) From Continuing Operations		288	(55)	3,080	(250)
Net Earnings (Loss) From Discontinued Operations	8	(357)	(196)	(298)	(386)
Net Earnings (Loss)		(69)	(251)	2,782	(636)

Basic and Diluted Earnings (Loss) Per Share ($)	10
Continuing Operations		0.23	(0.07)	2.91	(0.30)
Discontinued Operations		(0.29)	(0.23)	(0.29)	(0.46)
Net Earnings (Loss) Per Share		(0.06)	(0.30)	2.62	(0.76)

(1)	The comparative periods have been restated to reflect discontinued operations as discussed in Note 8.

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	3	For the period ended September 30, 2017

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended September 30,

($ millions)

		Three Months Ended		Nine Months Ended
	Notes	2017	2016	2017	2016

Net Earnings (Loss)		(69)	(251)	2,782	(636)
Other Comprehensive Income (Loss), Net of Tax	20
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		10	3	1	(9)
Items That May be Reclassified to Profit or Loss:
Available for Sale Financial Assets – Change in Fair Value		(1)	2	(1)	(2)
Available for Sale Financial Assets – Reclassified to Profit or Loss		-	1	-	1
Foreign Currency Translation Adjustment		(148)	35	(290)	(205)
Total Other Comprehensive Income (Loss), Net of Tax		(139)	41	(290)	(215)
Comprehensive Income (Loss)		(208)	(210)	2,492	(851)

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	4	For the period ended September 30, 2017

CONSOLIDATED BALANCE SHEETS (unaudited)

As at

($ millions)

	Notes	September 30, 2017	December 31, 2016

Assets
Current Assets
Cash and Cash Equivalents		632	3,720
Accounts Receivable and Accrued Revenues		1,609	1,838
Income Tax Receivable		6	6
Inventories	11	1,122	1,237
Risk Management	23,24	35	21
Assets Held for Sale	8	1,805	-
Total Current Assets		5,209	6,822
Exploration and Evaluation Assets	1,12	5,517	1,585
Property, Plant and Equipment, Net	1,13	29,135	16,426
Income Tax Receivable		309	124
Risk Management	23,24	2	3
Other Assets		61	56
Goodwill	14	2,339	242
Total Assets		42,572	25,258
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		2,009	2,266
Income Tax Payable		58	112
Risk Management	23,24	321	293
Liabilities Related to Assets Held for Sale	8	1,318	-
Total Current Liabilities		3,706	2,671
Long-Term Debt	16	12,094	6,332
Contingent Payment	15	252	-
Risk Management	23,24	29	22
Decommissioning Liabilities	17	1,109	1,847
Other Liabilities	18	184	211
Deferred Income Taxes		5,765	2,585
Total Liabilities		23,139	13,668
Shareholders’ Equity		19,433	11,590
Total Liabilities and Shareholders’ Equity		42,572	25,258

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	5	For the period ended September 30, 2017

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 19)			(Note 20)

As at December 31, 2015	5,534	4,330	1,507	1,020	12,391
Net Earnings (Loss)	-	-	(636)	-	(636)
Other Comprehensive Income (Loss)	-	-	-	(215)	(215)
Total Comprehensive Income (Loss)	-	-	(636)	(215)	(851)
Stock-Based Compensation Expense	-	15	-	-	15
Dividends on Common Shares	-	-	(124)	-	(124)
As at September 30, 2016	5,534	4,345	747	805	11,431

As at December 31, 2016	5,534	4,350	796	910	11,590
Net Earnings (Loss)	-	-	2,782	-	2,782
Other Comprehensive Income (Loss)	-	-	-	(290)	(290)
Total Comprehensive Income (Loss)	-	-	2,782	(290)	2,492
Common Shares Issued	5,506	-	-	-	5,506
Stock-Based Compensation Expense	-	9	-	-	9
Dividends on Common Shares	-	-	(164)	-	(164)
As at September 30, 2017	11,040	4,359	3,414	620	19,433

(1)	Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	6	For the period ended September 30, 2017

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended September 30,

($ millions)

		Three Months Ended		Nine Months Ended
	Notes	2017	2016	2017	2016

Operating Activities
Net Earnings (Loss)		(69)	(251)	2,782	(636)
Depreciation, Depletion and Amortization	7,13	552	659	1,371	1,569
Exploration Expense		1	1	3	2
Deferred Income Taxes	9	(182)	(111)	757	(353)
Unrealized (Gain) Loss on Risk Management	23	486	7	75	440
Unrealized Foreign Exchange (Gain) Loss	6	(440)	50	(908)	(341)
Revaluation (Gain)	4	-	-	(2,524)	-
Re-measurement of Contingent Payment	15	(43)	-	(109)	-
Loss on Discontinuance	8	603	-	603	-
(Gain) Loss on Divestiture of Assets		(1)	5	-	6
Unwinding of Discount on Decommissioning Liabilities	17	19	33	68	97
Onerous Contract Provisions, Net of Cash Paid		(2)	(4)	(7)	26
Other		58	33	(14)	78
Net Change in Other Assets and Liabilities		(19)	(13)	(75)	(59)
Net Change in Non-Cash Working Capital		(371)	(99)	137	(132)
Cash From Operating Activities		592	310	2,159	697

Investing Activities
Acquisition, Net of Cash Acquired	4	(63)	-	(14,562)	-
Capital Expenditures – Exploration and Evaluation Assets	12	(52)	(3)	(128)	(56)
Capital Expenditures – Property, Plant and Equipment	13	(391)	(205)	(955)	(719)
Proceeds From Divestiture of Assets		939	8	939	8
Net Change in Investments and Other		(1)	-	-	-
Net Change in Non-Cash Working Capital		80	4	53	(68)
Cash From (Used in) Investing Activities		512	(196)	(14,653)	(835)

Net Cash Provided (Used) Before Financing Activities		1,104	114	(12,494)	(138)

Financing Activities	25
Issuance of Long-Term Debt	16	-	-	3,842	-
Net Issuance (Repayment) of Revolving Long-Term Debt	16	3	-	33	-
Issuance of Debt Under Asset Sale Bridge Facility	16	-	-	3,569	-
(Repayment) of Debt Under Asset Sale Bridge Facility	16	(950)	-	(950)	-
Common Shares Issued, Net of Issuance Costs	4,19	-	-	2,899	-
Dividends Paid on Common Shares	10	(62)	(41)	(164)	(124)
Other		-	-	(2)	(1)
Cash From (Used in) Financing Activities		(1,009)	(41)	9,227	(125)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		48	(3)	179	8
Increase (Decrease) in Cash and Cash Equivalents		143	70	(3,088)	(255)
Cash and Cash Equivalents, Beginning of Period		489	3,780	3,720	4,105
Cash and Cash Equivalents, End of Period		632	3,850	632	3,850

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	7	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of developing, producing and marketing crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with marketing activities and refining operations in the United States (“U.S.”).

Cenovus is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

On May 17, 2017, Cenovus acquired from ConocoPhillips Company and certain of its subsidiaries (collectively, “ConocoPhillips”) a 50 percent interest in FCCL Partnership (“FCCL”) and the majority of ConocoPhillips’ western Canadian conventional crude oil and natural gas assets (the “Deep Basin Assets”). This acquisition increased Cenovus’s interest in FCCL to 100 percent and expanded Cenovus’s operating areas to include more than three million net acres of land, exploration and production assets and related infrastructure and agreements in Alberta and British Columbia. The acquisition had an effective date of January 1, 2017 (see Note 4).

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company’s reportable segments are:

•

Oil Sands, which includes the development and production of bitumen and natural gas in northeast Alberta. Cenovus’s bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Telephone Lake. The Company’s interest in certain of its operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, increased from 50 percent to 100 percent on May 17, 2017.

•

Deep Basin, which includes approximately three million net acres of land primarily in the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets reside in Alberta and British Columbia and include interests in numerous natural gas processing facilities. The Deep Basin Assets were acquired on May 17, 2017.

•

Conventional, which has been classified as a discontinued operation as the Company commenced marketing for sale its Conventional assets. This segment includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake, the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

•

Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

•

Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues, and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc.	8	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

A) Results of Operations

	Oil Sands		Deep Basin		Refining and Marketing
For the three months ended September 30,	2017	2016	2017	2016	2017	2016

Revenues
Gross Sales	2,210	793	200	-	2,161	2,245
Less: Royalties	54	4	13	-	-	-
	2,156	789	187	-	2,161	2,245
Expenses
Purchased Product	-	-	-	-	1,782	2,004
Transportation and Blending	1,066	429	22	-	-	-
Operating	257	128	101	-	168	172
(Gain) Loss on Risk Management	9	(35)	-	-	-	1
Operating Margin	824	267	64	-	211	68
Depreciation, Depletion and Amortization	393	181	91	-	53	52
Exploration Expense	1	1	-	-	-	-
Segment Income (Loss)	430	85	(27)	-	158	16

			Corporate and Eliminations		Consolidated
For the three months ended September 30,			2017	2016	2017	2016

Revenues
Gross Sales			(118)	(89)	4,453	2,949
Less: Royalties			-	-	67	4
			(118)	(89)	4,386	2,945

Expenses
Purchased Product			(115)	(87)	1,667	1,917
Transportation and Blending			(5)	(1)	1,083	428
Operating			(3)	(1)	523	299
(Gain) Loss on Risk Management			487	7	496	(27)
Depreciation, Depletion and Amortization			15	14	552	247
Exploration Expense			-	-	1	1
Segment Income (Loss)			(497)	(21)	64	80
General and Administrative			116	71	116	71
Finance Costs			191	97	191	97
Interest Income			(32)	(27)	(32)	(27)
Foreign Exchange (Gain) Loss, Net			(350)	45	(350)	45
Revaluation (Gain)			-	-	-	-
Transaction Costs			1	-	1	-
Re-measurement of Contingent Payment			(43)	-	(43)	-
Research Costs			6	5	6	5
(Gain) Loss on Divestiture of Assets			(1)	5	(1)	5
Other (Income) Loss, Net			(2)	5	(2)	5
			(114)	201	(114)	201
Earnings (Loss) From Continuing Operations Before Income Tax					178	(121)
Income Tax Expense (Recovery)					(110)	(66)
Net Earnings (Loss) From Continuing Operations					288	(55)

Cenovus Energy Inc.	9	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

	Oil Sands		Deep Basin		Refining and Marketing
For the nine months ended September 30,	2017	2016	2017	2016	2017	2016

Revenues
Gross Sales	4,938	1,972	324	-	7,162	5,962
Less: Royalties	117	7	21	-	-	-
	4,821	1,965	303	-	7,162	5,962
Expenses
Purchased Product	-	-	-	-	6,295	5,144
Transportation and Blending	2,511	1,228	32	-	-	-
Operating	618	359	152	-	579	557
(Gain) Loss on Risk Management	72	(165)	-	-	4	23
Operating Margin	1,620	543	119	-	284	238
Depreciation, Depletion and Amortization	836	485	136	-	162	157
Exploration Expense	1	2	-	-	-	-
Segment Income (Loss)	783	56	(17)	-	122	81

			Corporate and Eliminations		Consolidated
For the nine months ended September 30,			2017	2016	2017	2016

Revenues
Gross Sales			(322)	(245)	12,102	7,689
Less: Royalties			-	-	138	7
			(322)	(245)	11,964	7,682

Expenses
Purchased Product			(314)	(241)	5,981	4,903
Transportation and Blending			(9)	(4)	2,534	1,224
Operating			(6)	(3)	1,343	913
(Gain) Loss on Risk Management			(67)	440	9	298
Depreciation, Depletion and Amortization			47	50	1,181	692
Exploration Expense			-	-	1	2
Segment Income (Loss)			27	(487)	915	(350)
General and Administrative			217	225	217	225
Finance Costs			458	292	458	292
Interest Income			(59)	(45)	(59)	(45)
Foreign Exchange (Gain) Loss, Net			(836)	(338)	(836)	(338)
Revaluation (Gain)			(2,524)	-	(2,524)	-
Transaction Costs			56	-	56	-
Re-measurement of Contingent Payment			(109)	-	(109)	-
Research Costs			15	30	15	30
(Gain) Loss on Divestiture of Assets			-	6	-	6
Other (Income) Loss, Net			(4)	7	(4)	7
			(2,786)	177	(2,786)	177
Earnings (Loss) From Continuing Operations Before Income Tax					3,701	(527)
Income Tax Expense (Recovery)					621	(277)
Net Earnings (Loss) From Continuing Operations					3,080	(250)

Cenovus Energy Inc.	10	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

B) Revenues by Product

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2017	2016	2017	2016

Upstream
Crude Oil	2,178	784	4,845	1,953
Natural Gas (1)	79	5	151	11
NGLs	68	-	100	-
Other	18	-	28	1
Refining and Marketing	2,161	2,245	7,162	5,962
Corporate and Eliminations	(118)	(89)	(322)	(245)
Revenues From Continuing Operations	4,386	2,945	11,964	7,682

(1)	In the three and nine months ending September 30, 2017, approximately 18 percent and 15 percent, respectively, of the natural gas produced by Cenovus’s Deep Basin Assets was sold to ConocoPhillips resulting in gross sales of $14 million and $22 million, respectively.

C) Geographical Information

	Revenues
	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2017	2016	2017	2016

Canada	2,577	1,328	6,753	3,330
United States	1,809	1,617	5,211	4,352
Revenues From Continuing Operations	4,386	2,945	11,964	7,682

			Non-Current Assets (1)
			September 30,	December 31,
As at			2017	2016

Canada (2)			33,206	14,130
United States			3,846	4,179
Consolidated			37,052	18,309

(1)	Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), goodwill and other assets.
(2)	Non-current assets of the Conventional segment, which resides in Canada, have been reclassified as held for sale in 2017 in current assets. 2016 includes $3.1 billion of non-current assets related to the Conventional segment.

D) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

	E&E		PP&E
	September 30,	December 31,	September 30,	December 31,
As at	2017	2016	2017	2016

Oil Sands	1,877	1,564	21,997	8,798
Deep Basin	3,640	-	2,930	-
Conventional	-	21	-	3,080
Refining and Marketing	-	-	3,943	4,273
Corporate and Eliminations	-	-	265	275
Consolidated	5,517	1,585	29,135	16,426

	Goodwill		Total Assets
	September 30,	December 31,	September 30,	December 31,
As at	2017	2016	2017	2016

Oil Sands	2,339	242	27,452	11,112
Deep Basin	-	-	6,700	-
Conventional	-	-	1,966	3,196
Refining and Marketing	-	-	5,115	6,613
Corporate and Eliminations	-	-	1,339	4,337
Consolidated	2,339	242	42,572	25,258

Cenovus Energy Inc.	11	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

E) Capital Expenditures (1)

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2017	2016	2017	2016

Capital
Oil Sands	273	110	660	476
Deep Basin	64	-	77	-
Conventional	42	41	180	114
Refining and Marketing	38	51	124	156
Corporate	21	6	37	21
Capital Investment	438	208	1,078	767

Acquisition Capital
Oil Sands (2)	3	-	11,607	11
Deep Basin	67	-	6,694	-
Total Capital Expenditures	508	208	19,379	778

(1)	Includes expenditures on PP&E, E&E assets and assets held for sale.
(2)	In connection with the acquisition discussed in Note 4, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and re-acquired it at fair value as required by IFRS 3, which is not reflected in the table above. The carrying value of the pre-existing interest was $9,081 million and the estimated fair value was $11,605 million as at May 17, 2017.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”).

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the period ended September 30, 2017.

These interim Consolidated Financial Statements were approved by the Audit Committee effective November 1, 2017.

3. SIGNIFICANT ACCOUNTING POLICIES

A) Accounting Policies

Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. These interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2016, except for income taxes. Clarification on our business combinations and goodwill accounting policy has been added below.

Income Taxes

Income taxes on earnings or loss in interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method of accounting in which the identifiable assets acquired, liabilities assumed and non-controlling interest, if any, are recognized and measured at their fair value at the date of acquisition. Any excess of the purchase price plus any non-controlling interest over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price over the fair value of the net assets acquired is credited to net earnings.

At acquisition, goodwill is allocated to each of the cash-generating units (“CGUs”) to which it relates. Subsequent measurement of goodwill is at cost less any accumulated impairment losses.

Cenovus Energy Inc.	12	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

A contingent payment transferred in a business combination is measured at fair value on the date of acquisition and classified as a financial liability or equity. A contingent payment classified as a liability is re-measured at fair value at each reporting date, with changes in fair value recognized in net earnings. Payments are classified as cash used in investing activities until the cumulative payments exceed the acquisition date fair value of the liability. Cumulative payments in excess of the acquisition date fair value are classified as cash used in operating activities. Contingent payments classified as equity are not re-measured and settlements are accounted for within equity.

When a business combination is achieved in stages, the Company re-measures its pre-existing interest at the acquisition date fair value and recognizes the resulting gain or loss, if any, in net earnings.

B) Recent Accounting Pronouncements

New Accounting Standards and Interpretations not yet Adopted

A number of new accounting standards, amendments to accounting standards and interpretations are effective for annual periods beginning after January 1, 2017 and have not been applied in preparing the Consolidated Financial Statements for the period ended September 30, 2017. The following provides an update to the disclosure in the annual Consolidated Financial Statements for the year ended December 31, 2016.

Revenue Recognition

On May 28, 2014, the IASB issued IFRS 15, “Revenue From Contracts With Customers” (“IFRS 15”) replacing IAS 11, “Construction Contracts”, IAS 18, “Revenue” and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The standard may be applied retrospectively or using the retrospective with cumulative effect approach. The Company is currently evaluating the impact of adopting IFRS 15 on the Consolidated Financial Statements and plans to adopt the standard for its year ended December 31, 2018.

Leases

On January 13, 2016, the IASB issued IFRS 16, “Leases” (“IFRS 16”), which requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements, and may continue to be treated as operating leases.

Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

IFRS 16 is effective for years beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has been adopted. The standard may be applied retrospectively or using a modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively.

The Company plans to apply IFRS 16 on January 1, 2019. A transition team is assessing the impacts of adopting IFRS 16 and will oversee changes to accounting systems, processes and internal controls. The estimated time and effort necessary to develop and implement required changes (including the impact to information technology systems) extends into 2018. Although the transition approach on adoption has not yet been determined, it is anticipated that the adoption of IFRS 16 will have a material impact on the Consolidated Balance Sheets.

C) Key Sources of Estimation Uncertainty

Critical accounting estimates are those estimates that require Management to make particularly subjective or complex judgments about matters that are inherently uncertain. Estimates and underlying assumptions are reviewed on an ongoing basis and any revisions to accounting estimates are recorded in the period in which the estimates are revised. Further to those areas discussed in the annual Consolidated Financial Statements for the year ended December 31, 2016, the estimation of fair values of the assets acquired and liabilities assumed in a business combination, including contingent payment and goodwill, is a key area involving significant estimates or judgments.

Cenovus Energy Inc.	13	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

4. ACQUISITION

A) Summary of the Acquisition

On March 29, 2017, Cenovus entered into a purchase and sale agreement with ConocoPhillips to acquire ConocoPhillips’ 50 percent interest in FCCL and the majority of ConocoPhillips’ Deep Basin Assets in Alberta and British Columbia (the “Acquisition”). The Acquisition was completed on May 17, 2017, with an effective date of January 1, 2017.

The Acquisition provides Cenovus with control over the Company’s oil sands operations, doubles the Company’s oil sands production, and almost doubles the Company’s proved bitumen reserves. The Deep Basin Assets provide a second core operating area with more than three million net acres of land, exploration and production assets, and related infrastructure in Alberta and British Columbia.

The Acquisition has been accounted for using the acquisition method pursuant to IFRS 3, “Business Combinations” (“IFRS 3”). Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired has been recorded as goodwill.

B) Identifiable Assets Acquired and Liabilities Assumed

The preliminary purchase price allocation is based on Management’s best estimate of fair value. Upon finalizing the fair value of net assets acquired, adjustments to initial estimates, including goodwill, may be required. No significant adjustments were made to the preliminary purchase price allocation as at September 30, 2017.

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of the Acquisition.

		May 17,
As at	Notes	2017

100 Percent of the Identifiable Assets Acquired and Liabilities Assumed for FCCL
Cash		880
Accounts Receivable and Accrued Revenues		964
Inventories		303
E&E Assets	12	918
PP&E	13	22,290
Other Assets		6
Accounts Payable and Accrued Liabilities		(445)
Decommissioning Liabilities	17	(277)
Other Liabilities		(8)
Deferred Income Taxes		(2,497)
		22,134
Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed for Deep Basin
Accounts Receivable and Accrued Revenues		16
Inventories		2
E&E Assets	12	3,639
PP&E	13	3,049
Accounts Payable and Accrued Liabilities		(12)
Decommissioning Liabilities	17	(667)
		6,027
Total Identifiable Net Assets		28,161

The fair value of acquired accounts receivables and accrued revenues was $980 million, the majority of which has been collected.

Cenovus Energy Inc.	14	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

C) Total Consideration

Total consideration for the Acquisition consisted of US$10.6 billion in cash and 208 million Cenovus common shares plus closing adjustments. At the same time, Cenovus agreed to make certain quarterly contingent payments to ConocoPhillips during the five years subsequent to May 17, 2017 if crude oil prices exceed a specific threshold. The following table summarizes the fair value of the consideration:

As at	May 17, 2017

Common Shares	2,579
Cash	15,002
17,581
Estimated Contingent Payment (Note 15)	361
Total Consideration	17,942

At the date of closing, the Company issued 208 million common shares to ConocoPhillips that were accounted for at $12.40 per share, the estimated fair value for accounting purposes.

Consideration paid in cash was US$10.6 billion, before closing adjustments, and was financed through a bought-deal common share offering (see Note 19) and an offering in the United States for senior unsecured notes (see Note 16). In addition, Cenovus borrowed $3.6 billion under a committed asset sale bridge credit facility. The remainder of the cash purchase price was funded with cash on hand and a draw on Cenovus’s existing committed credit facility.

The estimated contingent payment related to oil sands production reflects that Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to the closing date for quarters in which the average Western Canadian Select (“WCS”) crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. There are no maximum payment terms.

The calculation of any contingent payment includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. The terms of the contingent payment agreement allow Cenovus to retain 80 percent to 85 percent of the WCS prices above $52.00 per barrel, based on current gross production capacity at Foster Creek and Christina Lake. As production capacity increases with future expansions, the percentage of upside available to Cenovus will increase further.

The contingent payment is accounted for as a financial option. The fair value of $361 million on May 17, 2017 was estimated by calculating the present value of the future expected cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of West Texas Intermediate (“WTI”) options, volatility of Canadian-U.S. foreign exchange rate options and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.9 percent. The contingent payment will be re-measured at fair value at each reporting date with changes in fair value recognized in net earnings (see Note 15).

D) Goodwill

Goodwill arising from the Acquisition has been recognized as follows:

As at	Notes	May 17, 2017

Total Purchase Consideration	4C	17,942
Fair Value of Pre-Existing 50 Percent Ownership Interest in FCCL		12,316
Fair Value of Identifiable Net Assets	4B	(28,161)
Goodwill		2,097

Fair Value of Pre-Existing 50 Percent Ownership Interest in FCCL

Prior to the Acquisition, Cenovus’s 50 percent interest in FCCL was jointly controlled with ConocoPhillips and met the definition of a joint operation under IFRS 11, “Joint Arrangements” and as such Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to Acquisition, Cenovus controls FCCL, as defined under IFRS 10, “Consolidated Financial Statements” and accordingly, FCCL has been consolidated. As required by IFRS 3, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with any gain or loss recognized in net earnings. The acquisition-date fair value of the previously held interest was $12.3 billion and has been included in the measurement of the total consideration transferred. Cenovus recognized a non-cash revaluation gain of $2.5 billion ($1.8 billion, after-tax) on the re-measurement to fair value of its existing interest in FCCL.

Cenovus Energy Inc.	15	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

Goodwill was recorded in connection with deferred tax liabilities arising from the difference between the purchase price allocated to the FCCL assets and liabilities based on fair value and the tax basis of these assets and liabilities. In addition, the consideration paid for FCCL included a control premium, which resulted in a higher value compared to the fair value of the net assets acquired.

E) Acquisition-Related Costs

The Company incurred $56 million of Acquisition-related costs, excluding common share and debt issuance costs. These costs have been included in transaction costs in the Consolidated Statements of Earnings.

Debt issuance costs related to the Acquisition financing were $71 million. These costs are netted against the carrying amount of the debt and amortized using the effective interest method.

F) Transitional Services

Under the purchase and sales agreement, Cenovus and ConocoPhillips agreed to certain transitional services where ConocoPhillips will provide certain day-to-day services required by Cenovus for a period of approximately nine months. These transactions are in the normal course of operations and are measured at the exchange amounts.

In the nine months ended September 30, 2017, costs related to the transitional services of approximately $28 million were recorded in general and administrative expenses.

G) Revenue and Profit Contribution

The acquired business contributed revenues of $1.9 billion and net earnings of $141 million for the period from May 17, 2017 to September 30, 2017.

If the closing of the Acquisition had occurred on January 1, 2017, Cenovus’s consolidated pro forma revenue and net earnings for the nine months ended September 30, 2017 would have been $14.0 billion and $2.9 billion, respectively. These amounts have been calculated using results from the acquired business and adjusting them for:

•	Differences in accounting policies,
•

Additional finance costs that would have been incurred if the amounts drawn on the Company’s committed asset sale bridge credit facility and the senior unsecured notes issued to fund the Acquisition had occurred on January 1, 2017,

•	Additional depreciation, depletion and amortization (“DD&A”) that would have been charged assuming the fair value adjustments to PP&E and E&E assets had applied from January 1, 2017,
•	Accretion on the decommissioning liability if it had been assumed on January 1, 2017, and
•	The consequential tax effects.

This pro forma information is not necessarily indicative of the results that would have been obtained if the Acquisition had actually occurred on January 1, 2017.

5. FINANCE COSTS

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2017	2016	2017	2016

Interest Expense – Short-Term Borrowings and Long-Term Debt	168	84	405	255
Unwinding of Discount on Decommissioning Liabilities (Note 17)	16	8	32	21
Other	7	5	21	16
	191	97	458	292
6. FOREIGN EXCHANGE (GAIN) LOSS, NET
	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2017	2016	2017	2016

Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	(380)	52	(715)	(343)
Other	(60)	(2)	(193)	2
Unrealized Foreign Exchange (Gain) Loss	(440)	50	(908)	(341)
Realized Foreign Exchange (Gain) Loss	90	(5)	72	3
	(350)	45	(836)	(338)

Cenovus Energy Inc.	16	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

7. IMPAIRMENT CHARGES

A) Cash-Generating Unit Impairments

2017 Impairments

As at September 30, 2017, there were no CGU impairments.

For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates. There were no goodwill impairments for the nine months ended September 30, 2017.

2016 Upstream Impairments

Due to a decline in forward commodity prices as at September 30, 2016, the Company tested its upstream CGUs for impairment. The Company determined that the carrying amount of the Northern Alberta and Suffield CGUs exceeded their recoverable amounts, resulting in an impairment loss of $210 million and $65 million, respectively. The Company had previously impaired the Northern Alberta CGU by $170 million at March 31, 2016 due to the decline in forward heavy crude oil prices. The impairment was recorded as additional DD&A in the Conventional segment, which has been classified as a discontinued operation.

As at September 30, 2016, the recoverable amount of the Northern Alberta and Suffield CGUs were estimated to be approximately $1.1 billion and $483 million, respectively, based on the fair value less costs of disposal. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, prepared by Cenovus’s independent qualified reserves evaluators (Level 3). Future cash flows were estimated using a two percent inflation rate and discounted using a rate of 10 percent. Forward prices as at September 30, 2016 used to determine future cash flows from crude oil and natural gas reserves were:

	Remainder of 2016	2017	2018	2019	2020	Average Annual % Change to 2026
WTI (US$/barrel)	50.00	53.50	59.70	66.10	70.00	3.6%
WCS (C$/barrel)	45.50	50.90	57.00	63.50	65.20	3.2%
AECO (C$/Mcf) (1) (2)	2.95	3.00	3.15	3.45	3.60	3.6%

(1)	Alberta Energy Company (“AECO”) natural gas.
(2)	Assumes gas heating value of one million British Thermal Units per thousand cubic feet.

There were no impairments of goodwill for the nine months ended September 30, 2016.

B) Asset Impairment

For the nine months ended September 30, 2017, $3 million of previously capitalized E&E costs were deemed not to be technically feasible and commercially viable. An impairment loss of $1 million was recorded as exploration expense in the Oil Sands segment and the remainder was recorded in the Conventional segment, which has been classified as a discontinued operation.

For the three months ended September 30, 2016, the Company recorded an impairment loss of $16 million related to preliminary engineering costs associated with a project that was cancelled and equipment that was written down to its recoverable amount. This impairment loss was recorded as additional DD&A in the Oil Sands segment. In the second quarter of 2016, $4 million of leasehold improvements were written off. This impairment loss was recorded as additional DD&A in the Corporate and Eliminations segment.

8. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Concurrent with the announcement of the Acquisition on March 29, 2017, Cenovus commenced marketing for sale certain non-core properties comprising its Pelican Lake heavy oil assets, including the adjacent Grand Rapids project in the Greater Pelican Lake region, and its Suffield crude oil and natural gas assets. On June 20, 2017, the Company announced its intent to divest the remainder of its Conventional segment assets, including its Palliser asset in southern Alberta and its Weyburn oil operation in southern Saskatchewan. As a result, the Conventional segment has been classified as held for sale and a discontinued operation. The assets have been recorded at the lesser of their carrying amount and their fair value less costs to sell. No impairments were recorded on the assets held for sale as at September 30, 2017.

Cenovus Energy Inc.	17	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

A) Results of Discontinued Operations

On September 29, 2017, the Company completed the sale of its Pelican Lake heavy oil operations, as well as other miscellaneous assets in northern Alberta, for cash proceeds of $975 million before closing adjustments. Net proceeds from the sale were applied against the Company’s $3.6 billion asset-sale bridge facility. A before tax loss on discontinuance of $603 million (after-tax loss $440 million) was recorded on the sale.

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2017	2016	2017	2016

Revenues
Gross Sales	331	330	1,091	898
Less: Royalties	45	35	145	88
	286	295	946	810
Expenses
Transportation and Blending	44	44	149	136
Operating	118	102	343	331
Production and Mineral Taxes	4	4	14	9
(Gain) Loss on Risk Management	3	(7)	19	(57)
Operating Margin	117	152	421	391
Depreciation, Depletion and Amortization	-	412	190	877
Exploration Expense	-	-	2	-
Finance Costs	3	25	36	76
Earnings (Loss) From Discontinued Operations Before Income Tax	114	(285)	193	(562)
Current Tax Expense (Recovery)	2	26	24	86
Deferred Tax Expense (Recovery)	29	(115)	27	(262)
After-tax Earnings (Loss) From Discontinued Operations	83	(196)	142	(386)
After-tax Loss on Discontinuance (1)	(440)	-	(440)	-
Net Earnings (Loss) From Discontinued Operations	(357)	(196)	(298)	(386)

(1)	Net of a $163 million deferred tax recovery.

B) Assets and Liabilities Held for Sale

As at September 30, 2017, the assets and liabilities held for sale relate to the Suffield and Palliser areas in Alberta and the Weyburn area in Saskatchewan. See Note 27 for further information on the divestiture of these assets.

As at September 30, 2017	Total

E&E Assets (Note 12)	11
PP&E (Note 13)	1,794
Decommissioning Liabilities (Note 17)	1,318

C) Cash Flows From Discontinued Operations

Cash flows from discontinued operations reported in the consolidated statement of cash flows are:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2017	2016	2017	2016

Cash From Operating Activities	111	121	381	293
Cash From (Used in) Investing Activities	897	(38)	759	(111)
Net Cash Flow	1,008	83	1,140	182

Cenovus Energy Inc.	18	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

9. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2017	2016	2017	2016

Current Tax
Canada	(23)	(71)	(232)	(187)
United States	(39)	-	(40)	1
Total Current Tax Expense (Recovery)	(62)	(71)	(272)	(186)
Deferred Tax Expense (Recovery)	(48)	5	893	(91)
Tax Expense (Recovery) From Continuing Operations	(110)	(66)	621	(277)

The following table reconciles income taxes calculated at the Canadian statutory rate with recorded income taxes:

	Nine Months Ended
For the periods ended September 30,	2017	2016

Earnings (Loss) From Continuing Operations Before Income Tax	3,701	(527)
Canadian Statutory Rate	27.0%	27.0%
Expected Income Tax (Recovery)	999	(142)
Effect of Taxes Resulting From:
Foreign Tax Rate Differential	(31)	(38)
Non-Taxable Capital (Gains) Losses	(148)	(46)
Non-Recognition of Capital (Gains) Losses	(121)	(46)
Adjustments Arising from Prior Year Tax Filings	(36)	(48)
Recognition of Previously Unrecognized Capital Losses	(65)	-
Non-Deductible Expenses	3	6
Other	20	37
Tax Expense (Recovery) From Continuing Operations	621	(277)
Effective Tax Rate	16.8%	52.6%

10. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2017	2016	2017	2016

Earnings (Loss) From:
Continuing Operations	288	(55)	3,080	(250)
Discontinued Operations	(357)	(196)	(298)	(386)
Net Earnings (Loss)	(69)	(251)	2,782	(636)

Weighted Average Number of Shares (millions)	1,228.8	833.3	1,059.9	833.3

Basic and Diluted Earnings (Loss) Per Share From: ($)
Continuing Operations	0.23	(0.07)	2.91	(0.30)
Discontinued Operations	(0.29)	(0.23)	(0.29)	(0.46)
Net Earnings (Loss) Per Share	(0.06)	(0.30)	2.62	(0.76)

B) Dividends Per Share

For the nine months ended September 30, 2017, the Company paid dividends of $164 million or $0.15 per share (nine months ended September 30, 2016 – $124 million or $0.15 per share).

Cenovus Energy Inc.	19	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

11. INVENTORIES

Cenovus recorded a $3 million write-down of product inventories to net realizable value as at September 30, 2017. As at December 31, 2016, Cenovus recorded a $4 million write-down of its product inventory.

12. EXPLORATION AND EVALUATION ASSETS

Total

As at December 31, 2016	1,585
Additions	128
Acquisition (Note 4) (1)	4,557
Transfers to Assets Held for Sale (Note 8)	(269)
Exploration Expense (Note 7)	(3)
Change in Decommissioning Liabilities	(2)
Divestitures (1)	(479)
As at September 30, 2017	5,517
(1)	In connection with the Acquisition, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and re-acquired it at fair value as required by IFRS 3.

13. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total

COST
As at December 31, 2016	31,941	333	5,259	1,074	38,607
Additions	798	-	120	41	959
Acquisition (Note 4) (2)	25,339	-	-	-	25,339
Transfers to Assets Held for Sale (Note 8)	(19,249)	-	-	-	(19,249)
Change in Decommissioning Liabilities	(105)	-	2	(2)	(105)
Exchange Rate Movements and Other	(1)	-	(386)	-	(387)
Divestitures (2)	(12,267)	-	-	-	(12,267)
As at September 30, 2017	26,456	333	4,995	1,113	32,897

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2016	20,088	308	1,076	709	22,181
DD&A	1,145	18	157	51	1,371
Transfers to Assets Held for Sale (Note 8)	(16,084)	-	-	-	(16,084)
Exchange Rate Movements and Other	(3)	-	(93)	-	(96)
Divestitures (2)	(3,610)	-	-	-	(3,610)
As at September 30, 2017	1,536	326	1,140	760	3,762

CARRYING VALUE
As at December 31, 2016	11,853	25	4,183	365	16,426
As at September 30, 2017	24,920	7	3,855	353	29,135

(1)	Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)	In connection with the Acquisition, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and re-acquired it at fair value as required by IFRS 3.

Cenovus Energy Inc.	20	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

14. GOODWILL

	September 30,	December 31,
As at	2017	2016
Carrying Value, Beginning of Period	242	242
Goodwill Recognized on Acquisition (Note 4)	2,097	-
Carrying Value, End of Period	2,339	242

The carrying amount of goodwill allocated to the Company’s exploration and production CGUs is:

As at	September 30, 2017	December 31, 2016

Primrose (Foster Creek)	1,106	242
Christina Lake	1,032	-
Narrows Lake	201	-
	2,339	242

15. CONTINGENT PAYMENT

Total
As at January 1, 2017	-
Initial Recognition on May 17, 2017 (Note 4)	361
Re-measurement (1)	(109)
Payments	-
As at September 30, 2017	252

(1)	Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

In connection with the Acquisition (see Note 4), Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. There are no maximum payment terms. From May 17, 2017 to September 30, 2017, WCS averaged less than $52 per barrel; therefore, no amount was payable.

The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake which may reduce the amount of a contingent payment.

16. LONG-TERM DEBT

As at		US$ Principal Amount September 30, 2017	September 30, 2017	December 31, 2016

Revolving Term Debt (1)	A	-	-	-
Asset Sale Bridge Credit Facility	B	-	2,650	-
U.S. Dollar Denominated Unsecured Notes	C	7,650	9,547	6,378
Total Debt Principal			12,197	6,378
Debt Discounts and Transaction Costs			(103)	(46)
Long-Term Debt			12,094	6,332

(1)	Revolving term debt may include Bankers’ Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.

Consideration for the Acquisition (see Note 4) was partially financed through borrowings under the Company’s committed asset sale bridge credit facility and an offering in the United States for senior unsecured notes, as well as its existing committed credit facility.

Cenovus Energy Inc.	21	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

A) Revolving Term Debt

On April 28, 2017, Cenovus amended its existing committed credit facility to increase the capacity of the facility by $0.5 billion to $4.5 billion and to extend the maturity dates. The committed credit facility consists of a $1.2 billion tranche maturing on November 30, 2020 and a $3.3 billion tranche maturing on November 30, 2021. As at September 30, 2017, Cenovus had $4.5 billion available on its committed credit facility.

B) Asset Sale Bridge Credit Facility

In connection with the Acquisition, Cenovus borrowed $3.6 billion under a committed asset sale bridge credit facility. On September 29, 2017, the Company repaid $950 million using proceeds from the sale of certain assets, retiring the first tranche of the facility and a portion of the second tranche. As at September 30, 2017, a $1.75 billion tranche maturing on November 17, 2018 and a $0.9 billion tranche maturing on May 17, 2019 remain outstanding. Cenovus expects to repay the remaining tranches through the sale of additional assets (see Note 8).

C) Unsecured Notes

On April 7, 2017, Cenovus completed an offering in the United States for US$2.9 billion in senior unsecured notes in three series (collectively, the “2017 Notes”), as follows:

As at	US$ Principal Amount	September 30, 2017

4.25% due 2027	1,200	1,498
5.25% due 2037	700	873
5.40% due 2047	1,000	1,248
	2,900	3,619

In connection with the offering of the 2017 Notes, Cenovus agreed to make an exchange offer (the “Exchange Offering”) for the 2017 Notes whereby the holders will be entitled to exchange the 2017 Notes for new notes with the same terms and provisions, except that the new notes will not be subject to transfer restrictions.

On October 10, 2017, Cenovus filed a base shelf prospectus that allows the Company to offer, from time to time, up to US$7.5 billion, or the equivalent in other currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere where permitted by law. The base shelf prospectus also allows Cenovus to conduct the Exchange Offering and ConocoPhillips to offer, should they so choose from time to time, the common shares they acquired in connection with the Acquisition. The base shelf prospectus will expire in November 2019 and replaces the Company’s US$5.0 billion base shelf prospectus, which would have expired in March 2018. Offerings under the base shelf prospectus are subject to market conditions.

As at September 30, 2017, the Company is in compliance with all of the terms of its debt agreements.

17. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal. The aggregate carrying amount of the obligation is:

Total
As at December 31, 2016	1,847
Liabilities Incurred	6
Liabilities Acquired (Note 4) (1)	944
Liabilities Settled	(47)
Liabilities Divested (1)	(138)
Transfers to Liabilities Related to Assets Held for Sale (Note 8)	(1,455)
Change in Estimated Future Cash Flows	(15)
Change in Discount Rate	(98)
Unwinding of Discount on Decommissioning Liabilities	68
Foreign Currency Translation	(3)
As at September 30, 2017	1,109

(1)	In connection with the Acquisition, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and reacquired it at fair value as required by IFRS.

Cenovus Energy Inc.	22	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 6.0 percent as at September 30, 2017 (December 31,  2016 – 5.9 percent).

18. OTHER LIABILITIES

	September 30,	December 31,
As at	2017	2016

Employee Long-Term Incentives	39	72
Pension and Other Post-Employment Benefit Plan	76	71
Onerous Contract Provisions	36	35
Other	33	33
	184	211

19. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	September 30, 2017		December 31, 2016
As at	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount

Outstanding, Beginning of Period	833,290	5,534	833,290	5,534
Common Shares Issued, Net of Issuance Costs and Tax	187,500	2,927	-	-
Common Shares Issued to ConocoPhillips	208,000	2,579	-	-
Outstanding, End of Period	1,228,790	11,040	833,290	5,534

In connection with the Acquisition (see Note 4), Cenovus closed a bought-deal common share financing on April 6, 2017 for 187.5 million common shares, raising gross proceeds of $3.0 billion ($2.9 billion net of $101 million of share issuance costs).

In addition, the Company issued 208 million common shares to ConocoPhillips on May 17, 2017 as partial consideration for the Acquisition. In relation to the share consideration, Cenovus and ConocoPhillips entered into an investor agreement, and a registration rights agreement which, among other things, restricts ConocoPhillips from selling or hedging its Cenovus common shares until November 17, 2017. ConocoPhillips is also restricted from nominating new members to Cenovus’s Board of Directors and must vote its Cenovus common shares in accordance with Management recommendations or abstain from voting until such time ConocoPhillips owns 3.5 percent or less of the then outstanding common shares of Cenovus.

There were no preferred shares outstanding as at September 30, 2017 (December 31, 2016 – nil).

As at September 30, 2017, there were 15 million (December 31, 2016 – 12 million) common shares available for future issuance under the stock option plan.

Cenovus Energy Inc.	23	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Foreign Currency Translation Adjustment	Available for Sale Financial Assets	Total

As at December 31, 2015	(10)	1,014	16	1,020
Other Comprehensive Income (Loss), Before Tax	(13)	(205)	(4)	(222)
Income Tax	4	-	3	7
As at September 30, 2016	(19)	809	15	805

As at December 31, 2016	(13)	908	15	910
Other Comprehensive Income (Loss), Before Tax	1	(290)	(1)	(290)
Income Tax	-	-	-	-
As at September 30, 2017	(12)	618	14	620

21. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights (“NSRs”), stock options with associated tandem stock appreciation rights (“TSARs”), performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”). The following table summarizes information related to Cenovus’s stock-based compensation plans:

As at September 30, 2017	Units Outstanding (thousands)	Units Exercisable (thousands)

NSRs	42,710	36,172
TSARs	154	154
PSUs	7,021	-
RSUs	6,883	-
DSUs	1,633	1,633

For the nine months ended September 30, 2017	Units Granted (thousands)	Units Vested and Paid Out (thousands)

NSRs	2,822	-
PSUs	2,228	451
RSUs	3,263	101
DSUs	126	112

Certain directors, officers or employees chose prior to December 31, 2016 to convert a portion of their remuneration, paid in the first quarter of 2017, into DSUs. The election for any particular year is irrevocable. DSUs may not be redeemed until departure from the Company. Directors also received an annual grant of DSUs.

The weighted average exercise price of NSRs and TSARs as at September 30, 2017 was $29.68 and $31.78, respectively.

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2017	2016	2017	2016

NSRs	1	4	7	12
PSUs	12	7	-	7
RSUs	9	3	3	8
DSUs	6	2	(11)	4
Stock-Based Compensation Expense (Recovery)	28	16	(1)	31
Stock-Based Compensation Costs Capitalized	9	4	5	8
Total Stock-Based Compensation	37	20	4	39

Cenovus Energy Inc.	24	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

22. CAPITAL STRUCTURE

Cenovus’s capital structure objectives and targets have remained unchanged from previous periods. Cenovus’s capital structure consists of Shareholders’ Equity plus Debt. Debt is defined as short-term borrowings, and the current and long-term portions of long-term debt. Net debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents. Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial measures consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”). These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Over the long term, Cenovus targets a Debt to Capitalization ratio of between 30 and 40 percent and a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times. At different points within the economic cycle, Cenovus expects these ratios may periodically be outside of the target range.

A) Debt to Capitalization and Net Debt to Capitalization

As at	September 30, 2017	December 31, 2016

Debt	12,094	6,332
Shareholders’ Equity	19,433	11,590
	31,527	17,922
Debt to Capitalization	38%	35%

Debt	12,094	6,332
Add (Deduct):
Cash and Cash Equivalents	(632)	(3,720)
Net Debt	11,462	2,612
Shareholders’ Equity	19,433	11,590
	30,895	14,202
Net Debt to Capitalization	37%	18%
B) Debt to Adjusted EBITDA and Net Debt to Adjusted EBITDA
As at	September 30, 2017	December 31, 2016

Debt	12,094	6,332
Net Debt	11,462	2,612

Net Earnings (Loss)	2,873	(545)
Add (Deduct):
Finance Costs	618	492
Interest Income	(66)	(52)
Income Tax Expense (Recovery)	580	(382)
DD&A	1,300	1,498
E&E Impairment	3	2
Unrealized (Gain) Loss on Risk Management	189	554
Foreign Exchange (Gain) Loss, Net	(696)	(198)
Revaluation (Gain)	(2,524)	-
Re-measurement of Contingent Payment	(109)	-
Loss on Discontinuance	603	-
(Gain) Loss on Divestitures of Assets	-	6
Other (Income) Loss, Net	23	34
Adjusted EBITDA (1)	2,794	1,409

Debt to Adjusted EBITDA	4.3x	4.5x
Net Debt to Adjusted EBITDA	4.1x	1.9x

(1)	Calculated on a trailing twelve-month basis. Includes discontinued operations.

Cenovus Energy Inc.	25	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

As at September 30, 2017, Cenovus’s debt to adjusted EBITDA and net debt to adjusted EBITDA are 4.3x and 4.1x, respectively. These ratios are well outside of the Company’s target range. However, it is important to note that adjusted EBITDA is calculated on a rolling twelve-month basis and as such, only includes the financial results from the Deep Basin Assets and the additional 50 percent of FCCL for the period May 17, 2017 to September 30, 2017. Debt and net debt are presented as at September 30, 2017; therefore, the ratios are fully burdened by the debt issued to finance the Acquisition. If adjusted EBITDA reflected a full twelve months of earnings from the acquired assets, Cenovus’s debt and net debt to adjusted EBITDA ratios would be substantially lower.

Cenovus will maintain a high level of capital discipline and manage its capital structure to help ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may, among other actions, adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facility or repay existing debt.

Cenovus has in place a committed credit facility that consists of a $1.2 billion tranche maturing on November 30, 2020 and a $3.3 billion tranche maturing on November 30, 2021. As at September 30, 2017, Cenovus had $4.5 billion available on its committed credit facility. Under the committed credit facility, the Company is required to maintain a debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is well below this limit.

On October 10, 2017, Cenovus filed a US$7.5 billion base shelf prospectus. The base shelf prospectus expires in November 2019 and replaces the Company’s previous base shelf prospectus, which would have expired in March 2018. Offerings under the base shelf prospectus are subject to market conditions.

As at September 30, 2017, Cenovus is in compliance with all of the terms of its debt agreements.

23. FINANCIAL INSTRUMENTS

Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, available for sale financial assets, long-term receivables, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at September 30, 2017, the carrying value of Cenovus’s debt was $12,094 million and the fair value was $12,371 million (December 31, 2016 carrying value – $6,332 million, fair value – $6,539 million).

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. The following table provides a reconciliation of changes in the fair value of available for sale financial assets:

Total

As at December 31, 2016	35
Acquisition of Investments	2
Change in Fair Value (1)	(1)
As at September 30, 2017	36
(1)	Changes in fair value on available for sale financial assets are recorded in other comprehensive income.

Cenovus Energy Inc.	26	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil swaps and options, as well as condensate, natural gas and interest rate swaps. Crude oil, condensate and natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

	September 30, 2017			December 31, 2016
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net

Crude Oil	35	333	(298)	21	307	(286)
Interest Rate	2	17	(15)	3	8	(5)
Total Fair Value	37	350	(313)	24	315	(291)

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	September 30, 2017	December 31, 2016

Level 2 – Prices Sourced From Observable Data or Market Corroboration	(313)	(291)

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to September 30:

	2017	2016

Fair Value of Contracts, Beginning of Year	(291)	271
Fair Value of Contracts Realized During the Period (1)	(47)	(199)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	(28)	(241)
Unamortized Premium on Put Options	33	-
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	20	(12)
Fair Value of Contracts, End of Period	(313)	(181)

(1)	Includes realized loss of $19 million in 2017 related to the Conventional segment which is included in Discontinued Operations.

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 3.7 percent. Fair value of the contingent payment has been calculated by Cenovus’s internal valuation team which consists of individuals who are knowledgeable and have experience in fair value techniques. As at September 30, 2017, the fair value of contingent payment was estimated to be $252 million.

As at September 30, 2017, average WCS forward pricing for the remaining term of the contingent payment is US$35.51 per barrel or C$44.28 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rates was 24 percent and nine percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease

WCS Forward Prices	± $5.00 per bbl	(218)	151
WTI Option Volatility	± five percent	(27)	22
U.S. to Canadian Dollar Foreign Exchange Rate Volatility	± five percent	2	(1)

Cenovus Energy Inc.	27	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

D) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2017	2016	2017	2016

Realized (Gain) Loss (1)	10	(34)	(66)	(142)
Unrealized (Gain) Loss (2)	486	7	75	440
(Gain) Loss on Risk Management	496	(27)	9	298

(1)

Realized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates. Excludes realized risk management losses of $19 million in the nine months ended September 30, 2017 (nine months ended September 30, 2016 – $57 million gain) that were classified as discontinued operations.

(2)	Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

24. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company’s financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2016. Exposure to these risks has not changed significantly since December 31, 2016. To manage exposure to interest rate volatility, the Company entered into interest rate swap contracts related to expected future debt issuances. As at September 30, 2017, Cenovus had a notional amount of US$400 million in interest rate swaps. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts.

Net Fair Value of Risk Management Positions

As at September 30, 2017	Notional Volumes	Terms	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
Brent Fixed Price	108,000 bbls/d	July – December 2017	US$51.68/bbl	(61)
Brent Fixed Price	36,000 bbls/d	August – December 2017	US$49.90/bbl	(28)
Brent Fixed Price	60,000 bbls/d	January – June 2018	US$53.34/bbl	(37)
WTI Fixed Price	150,000 bbls/d	January – June 2018	US$48.91/bbl	(108)
WTI Fixed Price	75,000 bbls/d	July – December 2018	US$49.32/bbl	(39)
Brent-WTI Differential	50,000 bbls/d	July – December 2017	US$(1.88)/bbl	(16)

Brent Put Options	55,000 bbls/d	July – December 2017	US$53.00/bbl	4

Brent Put Options	25,000 bbls/d	January – June 2018	US$53.00/bbl	16

Brent Collars	80,000 bbls/d	January – June 2018	US$49.54 – US$59.86/bbl	(14)
WTI Collars	50,000 bbls/d	July – December 2017	US$44.84 – US$56.47/bbl	(2)

WTI Collars	10,000 bbls/d	January – June 2018	US$45.30 – US$62.77/bbl	2
WCS Differential	16,000 bbls/d	January – March 2018	US$(13.11)/bbl	1
WCS Differential	15,000 bbls/d	April – June 2018	US$(14.05)/bbl	-
Other Financial Positions (1)				(16)
Crude Oil Fair Value Position				(298)

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	30 mmcf/d	July – December 2017	US$3.16/Mcf	-
NYMEX Fixed Price	99 mmcf/d	August – December 2017	US$3.11/Mcf	-
NYMEX Fixed Price	69 mmcf/d	September – December 2017	US$3.09/Mcf	-
NYMEX Fixed Price	2 mmcf/d	October – December 2017	US$3.25/Mcf	-

Interest Rate Swaps				(15)

Total Fair Value				(313)

(1)	Other financial positions are part of ongoing operations to market the Company’s production.

Cenovus Energy Inc.	28	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices and interest rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices and interest rates on the Company’s open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

Risk Management Positions in Place as at September 30, 2017

	Sensitivity Range	Increase	Decrease

Crude Oil Commodity Price	± US$5.00 per bbl Applied to Brent, WTI and Condensate Hedges	(511)	515
Crude Oil Differential Price	± US$2.50 per bbl Applied to Differential Hedges Tied to Production	3	(3)
Crude Oil Differential Price	± US$1.00 per bbl Applied to Brent-WTI Differential	6	(6)
Natural Gas Commodity Price	± US$1.00 per Mcf Applied to NYMEX and AECO Gas Hedges	(23)	23
Interest Rate Swaps	± 50 Basis Points	43	(50)

25. SUPPLEMENTARY CASH FLOW INFORMATION

The following table provides a reconciliation of cash flows arising from financing activities:

	Dividends Payable	Current Portion of Long-Term Debt	Long-Term Debt	Share Capital

As at December 31, 2015	-	-	6,525	5,534
Changes From Financing Cash Flows:
Dividends Paid	(124)	-	-	-
Non-Cash Changes:
Dividends Declared	124	-	-	-
Unrealized Foreign Exchange (Gain) Loss (Note 6)	-	-	(343)	-
Other	-	-	2	-
As at September 30, 2016	-	-	6,184	5,534

As at December 31, 2016	-	-	6,332	5,534
Changes From Financing Cash Flows:
Issuance of Long-Term Debt	-	-	3,842	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	33	-
Issuance of Debt Under Asset Sale Bridge Facility	-	892	2,677	-
(Repayment) of Debt Under Asset Sale Bridge Facility	-	(900)	(50)	-
Common Shares Issued, Net of Issuance Costs	-	-	-	2,899
Dividends Paid	(164)	-	-	-
Non-Cash Changes:
Common Shares Issued to ConocoPhillips	-	-	-	2,579
Deferred Taxes on Share Issuance Costs	-	-	-	28
Dividends Declared	164	-	-	-
Unrealized Foreign Exchange (Gain) Loss	-	-	(748)	-
Finance Costs	-	8	9	-
Other	-	-	(1)	-
As at September 30, 2017	-	-	12,094	11,040

Cenovus Energy Inc.	29	For the period ended September 30, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2017

26. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company’s commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2016.

As at September 30, 2017, total commitments were $20.7 billion, of which $17.2 billion were for various transportation commitments. During the nine months ended September 30, 2017, the Company’s transportation commitments decreased by approximately $9.1 billion primarily due to the Company’s withdrawal from certain transportation initiatives including the cancellation of the Energy East pipeline, and use of contracts partially offset by new firm transportation agreements. In relation to the Acquisition, the Company assumed $3.7 billion of commitments primarily consisting of transportation commitments on various pipelines.

Transportation commitments include $7.5 billion that are subject to regulatory approval or have been approved but are not yet in service (December 31, 2016 – $19.2 billion). Terms are up to 20 years subsequent to the date of commencement and should help align the Company’s future transportation requirements with anticipated production growth.

As at September 30, 2017, there were outstanding letters of credit aggregating $257 million issued as security for performance under certain contracts (December 31, 2016 – $258 million).

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Contingent Payment

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at September 30, 2017, the estimated fair value of the contingent payment was $252 million (see Note 15).

27. SUBSEQUENT EVENTS

A) Suffield Divestiture

On September 25, 2017, Cenovus entered into an agreement to sell its Suffield crude oil and natural gas operations in southern Alberta for gross cash proceeds of $512 million. The agreement includes a deferred purchase price adjustment (“DPPA”) that could provide Cenovus with purchase price adjustments of up to $36 million if the average crude oil and natural gas prices rise over the next two years.

The DPPA is a two year agreement that commences January 1, 2018. Under the purchase and sale agreement, Cenovus is entitled to receive cash for each month in which the average daily price of WTI is above US$55 per barrel or the price of Henry Hub natural gas is above US$3.50 per million British thermal units. The monthly DPPAs are capped at $375 thousand and $1.125 million for crude oil and natural gas, respectively. The DPPA will be accounted for as a financial option and fair valued at each reporting date. The fair value of the DPPA on the date of close will be included in proceeds received to determine the gain on the divestiture. As at September 30, 2017, the fair value of the DPPA was estimated to be between $5 million and $10 million. Excluding the DPPA, the Company anticipates a gain of approximately $340 million.

The sale of the Suffield assets is expected to close in the fourth quarter of 2017, subject to closing conditions. Net proceeds will be applied to reduce the Company’s outstanding asset sale bridge credit facility.

B) Palliser Divestiture

On October 19, 2017, Cenovus entered into an agreement to sell its Palliser crude oil and natural gas operations in southern Alberta for gross cash proceeds of $1.3 billion. The Company anticipates a gain of approximately $1.6 billion, after the derecognition of associated decommissioning liabilities. The sale of the Palliser assets is expected to close in the fourth quarter of 2017, subject to closing conditions. Net proceeds will be applied to reduce the Company’s outstanding asset sale bridge credit facility.

Cenovus Energy Inc.	30	For the period ended September 30, 2017